Exhibit 12.1

OTTER TAIL CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings
Pretax income from continuing operations	$77,855,302	$81,928,914	$50,161,916	$21,425,878	$2,606,949
Plus fixed charges (see below)	26,458,342	32,389,334	36,082,847	36,304,519	41,828,320
Total earnings (1)	$104,313,644	$114,318,248	$86,244,763	$57,730,397	$44,435,269
Fixed Charges
Interest charges	$18,789,945	$22,384,136	$28,094,844	$27,622,443	$34,253,607
Amortization of debt expense, premium and discount	945,397	1,138,198	1,020,003	2,127,076	2,854,713
Estimated interest component of operating leases	6,723,000	8,867,000	6,968,000	6,555,000	4,720,000
Total fixed charges (2)	$26,458,342	$32,389,334	$36,082,847	$36,304,519	$41,828,320

Preferred Dividend Requirement*	$1,043,125	$1,033,385	$981,547	$633,832	$1,118,843	*

Total Fixed Charges and Preferred Dividend Requirement (3)	$27,501,467	$33,422,719	$37,064,394	$36,938,351	$42,947,163

Ratio of Earnings to Fixed Charges (1) Divided by (2)	3.94	3.53	2.39	1.59	1.06
Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	3.79	3.42	2.33	1.56	1.03

*
The preferred dividend requirement represents the amount of pre-tax earnings required to cover preferred stock dividend requirements, with a tax gross-up adjustment based on the Company’s ratio of income before income taxes to net income. In 2010, because of income tax adjustments, the Company recorded a net after-tax loss while its income before income taxes was positive, resulting in a ratio of income before income taxes to net income of  (194%). For 2010, a 40.0% incremental tax rate from ongoing operations was used to calculate the tax gross-up adjustment instead of the ratio of income before income taxes to net income.

1